INNOVATION BEVERAGE GROUP LIMITED

 29 Anvil Road

Seven Hills, NSW 2147

Australia

September 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Innovation Beverage Group Limited
Registration Statement on Form F-1, as amended
File No. 333-266965

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Innovation Beverage Group Limited hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced registration statement so as to become effective on Wednesday, September 18, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. Once the registration statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference Carmel LLP, by calling Darrin Ocasio at 212-930-9700.

Very truly yours,

Innovation Beverage Group Limited

By:	/s/ Dean Huge
Dean Huge
Chief Executive Officer